Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Perception Capital Corp. II (ROC # 370545) (the "Company")

TAKE NOTICE that at an extraordinary general meeting of the shareholders of the Company held on 27 April 2023, the following special resolutions were passed:

Proposal No. 1

"RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the company be amended by:

a)	amending Article 49.7 by deleting the following introduction of such sub-section:

“In the event that the company does not consummate a Business Combination by May 1, 2023, or such later time as the Members may approve in accordance with the Articles, the company shall:”; and

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by November 1, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and

b)	amending Article 49.8(a) by deleting the words:

“by May 1, 2023”.

and replacing them with the words:

“by November 1, 2023”."

Proposal No. 2

“RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

a)	amending Article 49.2(b) by deleting the words:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases.”

and replacing them with the words:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

b)	amending Article 49.4 by deleting the words:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 following the redemptions described below, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.”

and replacing them with the words:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

c)	amending Article 49.5 by deleting the words:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”

d)	amending Article 49.8 by deleting the words:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

/s/ Ahmarée Piercy

Ahmarée Piercy

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 27th day of April 2023